[Letterhead of Western Gas Equity Partners, LP]

December 5, 2012

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Gas Equity Partners, LP

Registration Statement on Form S-1

File No. 333-184763

Ladies and Gentlemen:

On behalf of Western Gas Equity Partners, LP (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Washington, D.C. time, on December 6, 2012, or as soon thereafter as practicable. The Partnership hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has been transmitted via EDGAR. If you need additional information, please contact David P. Oelman (713) 758-3708 of Vinson & Elkins L.L.P.

* * * * *

Securities and Exchange Commission

Very truly yours, Western Gas Equity Partners, LP

By:	Western Gas Equity Holdings, LLC, its general partner

By:	/s/ Philip H. Peacock
Name:	Philip H. Peacock
Title:	Vice President, General Counsel and Corporate Secretary

cc:	Scott Anderegg (Commission)

Alan Beck (Vinson & Elkins L.L.P.)

Michael E. Dillard (Latham & Watkins L.L.P.)

Sean T. Wheeler (Latham & Watkins L.L.P.)

Donald R. Sinclair (Partnership)

Philip H. Peacock (Partnership)